Alexander M. Donaldson
adonaldson@wyrick.com

December 6, 2010

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attn:  John L. Krug

Re:	Ventrus Biosciences, Inc.
Registration Statement on Form S-1
Amendment No. 3 filed November 16, 2010
File No. 333-168224

Dear Mr. Krug:

We write this letter on behalf of our client Ventrus Biosciences, Inc. in response to the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned filing, as set forth in the Staff’s letter dated November 22, 2010.  Our responses below are numbered to correspond to the numbered comments in the Staff’s letter, which are repeated below in italics.

Form S-1 Amendment No. 3

Capitalization, page 39

1.
Please refer to your response to comment 36 in your response letter dated October 4, 2010. Please revise your disclosure to clarify that the pro forma information reflects the effects of the beneficial conversion charge.

The requested clarification has been added on page 39.

U.S. Securities and Exchange Commission
December 6, 2010

2.
Your disclosure of the number of shares of authorized common stock of 50,000,000 as of September 30, 2010 does not agree with the 25,000,000 shares authorized disclosed on the face of the interim balance sheet on page F-22. It appears that the increase in the number of authorized shares was a result of the Amended and Restated Certificate of Incorporation dated November 11, 2010. Please revise to disclose the number of authorized shares as of the balance sheet date or tell us your basis to retroactively restate the number of authorized shares.

The correct number of shares of authorized common stock as of September 30, 2010 is 25,000,000.  The correction has been made on page 39.

Notes to Financial Statements
Note 10 — Pro Forma Loss Per Share, page F-21

3.
Please revise your disclosure to quantify the amount of outstanding notes and accrued interest converted into 1,325,760 shares of common stock and disclose the total amount of the pro forma weighted average shares outstanding used to calculate the pro forma loss per share.

The requested revision has been made on page F-21.

4.	Please tell us how you concluded it was appropriate to include the issuance of shares to S.L.A. Pharma in the calculation of pro forma loss per share.

Pursuant to Section 11.2 of the Exclusive License Agreement dated March 23, 2007 between Ventrus and S.L.A. Pharma, in the event Ventrus closes an equity financing with gross proceeds of not less than $5,000,000 and the 18,401 shares issued to S.L.A. Pharma in August 2007 do not have a fair market value at least equal to $500,000 (calculated by multiplying the number of shares by the price per share paid in the financing), Ventrus must issue to S.L.A. Pharma at the closing of the financing that number of additional shares of its common stock so that, when added to the 18,401 shares initially issued, the new and old shares have a fair market value equal to $500,000 (based on the price per share paid in the financing).  Upon the closing of this offering, based on an assumed initial offering price of $6.50, which is the mid-point of the price range set forth on the cover page of the prospectus, Ventrus will be obligated to issue S.L.A. Pharma 58,523 shares of its common stock.

The pro forma loss per share takes into account all outstanding shares other than those shares sold in this offering.  These outstanding shares include all notes that automatically convert into common stock as a result of this offering.  Because Ventrus must issue S.L.A. Pharma 58,523 shares of common stock (based on an assumed initial offering price of $6.50 per share) upon the closing of the offering, these shares are included in the calculation of pro forma loss per share. Ventrus believes that the inclusion of these additional shares in the pro forma loss calculation is appropriate, given the fact that their issuance is triggered by the offering.  The prospectus has been amended to add language about the triggering of the issuance of these shares due to the offering on pages 11, 13 and 39.

U.S. Securities and Exchange Commission
December 6, 2010

5.
Please remove the reverse stock split listed as one of the adjustments to the pro forma net loss per share since the financial statements already give retroactive effect to the reverse stock split or explain to us why this is disclosed as one of the adjustments.

The requested deletion has been made on page F-21.

6.	The above comments also apply to Note 8 to the interim financial statements.

Corresponding changes based on the above comments have been made to Note 8 on page F-39.

Notes to Unaudited Condensed Financial Statements

Note 4 — Stockholders’ Deficiency:
Common stock options and warrants, page F-32

7.
We note that on page 10 and in other areas throughout the filing, the amount of shares issuable upon the exercise of warrants held by Paramount Credit Partners, LLC has now been disclosed as 96,800. Please confirm whether this updated amount has been reflected in the table for warrant activity.

The table for warrant activity on page F-32 discloses historical warrant activity based on outstanding warrants with determinable amounts of shares.  The number of shares underlying the warrants held by Paramount Credit Partners, LLC cannot be determined until the closing of the initial public offering.  The warrants entitle Paramount Credit Partners to purchase shares of Ventrus’s common stock equal to 40% of the principal amount of senior convertible promissory notes divided by the price per share of common stock sold in this initial offering.  Upon the closing of this offering, based on an assumed initial offering price of $6.50, which is the mid-point of the price range set forth on the cover page of the prospectus, Paramount Credit Partners will be entitled to purchase 96,800 shares of stock.  Because the number of shares underlying the Paramount Credit Partners warrants cannot be calculated until the closing of this offering, we respectfully submit that the shares issuable under the warrants should not be included in the historical warrant activity disclosed on page F-32. Language has been added to pages 10, 40 and 42 of the prospectus to make it clear that the amount of these warrant shares is based on the closing of the offering and are calculated on the assumed initial public offering price.

U.S. Securities and Exchange Commission
December 6, 2010

The prospectus also has been revised to provide updates to certain information, including the compensation payable to the underwriters (the cover pager and pages 11, 37, 40, 42 and 116-117), amendments to the warrants issued to National Securities Corporation in 2010 (pages 10, 40, 42, 117, F-21 and F-39), the inclusion of a recently announced potentially competing non-pharmaceutical treatment for fecal incontinence (pages 6, 22, 55 and 74), and updating certain employee and stock ownership information from October 31, 2010 and November 11, 2010 to November 30, 2010 (pages 24, 30-32, 86, 101-102, 104-106, 110 and 113).

*  *  *  *  *

On behalf of Ventrus, we acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority,  declare the filing effective, does not relieve Ventrus from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
Ventrus may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Alexander M. Donaldson

cc:	Russell Ellison, M.D.